John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

August 24, 2018

Re:	HYLETE, Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed August 17, 2018
File No. 024-10871

Dear Mr. Reynolds:

We acknowledge receipt of comments in your letter of August 23, 2018 regarding the Offering Statement of HYLETE, Inc. (the “Company”), which we have set out below, together with our responses.

Form 1-A

Hylete Inc. Financial Statements

Statements of Operations, page F-4

1. We note the changes made to your financial statements in response to comment 2. As requested in our comment, please revise your statements of operations for each period presented to reflect the amortization of the discount and the accrual of dividends on your preferred stock as increases to your net loss to arrive at net loss attributable to common shareholders. Refer to the guidance in SAB Topic 6:B.

The Company has revised the Statements of Operations as requested by the Staff.

If you have additional comments or questions, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc: Ronald WIlson

HYLETE, Inc.